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NEWS RELEASE



FOR FURTHER INFORMATION:

Arturo D'Acosta / Maria Ana Alvarez        Amy O'Leary
                                           Citigate Dewe Rogerson
DESC, S.A. de C.V.                         212-419-8341
011-525-261-8000                           E-Mail: aoleary@dewerogerson.com
Web Site: www.desc.com.mx
E-Mail: desc@mail.desc.com.mx


              GIRSA, A SUBSIDIARY OF DESC, RESTATES RESULTS FOR THE
                  FOUR QUARTERS OF 1998 AND THE FIRST OF 1999
                   USING THE NEW RECLASSIFICATION OF PRODUCTS

Mexico City, June 29, 1999 - DESC S.A. de C.V. (BMV: DESC; NYSE: DES) announces that Girsa S.A. de C.V. (Girsa), its wholly owned subsidiary in the chemical sector is responsible for the operation of chemical products and consumer goods. The company considers that the previous business grouping structure presented in prior earnings releases does not fairly represent the final market of each product. Therefore, from this day forward the company will utilize a new classification, with the intention of better showing the markets to which each of its products are destined. As such, Girsa will be divided into the Petrochemical Sector, which includes synthetic rubber products, polystyrene, phenol, emulsions, and carbon black. The second sector will be Diversified Products, consists of the business of phosphates, natural pigments, acrylics, plastic laminates, particle board, water proofing products and adhesives.

This information is provided in order that the analysts may update their models according to the new reclassification.

Following we present the results from all the quarters in 1998 and the first of 1999 with the new reclassification using the values of each ending quarter.

NY2:\772895\01\GKDB01!.DOC\41150.0012

                               FIRST QUARTER 1998

GIRSA (PETROCHEMICAL SECTOR)
          (figures in millions of constant pesos as of March 31, 1998)

                 ---------------------------------------------- ------------------------ ----------
                                                                      1ST QUARTER            %
                                                                ------------ -----------
                                                                   1998         1997      CHANGE
                 ---------------------------------------------- ------------ ----------- ----------
                 Sales                                               713.4       755.9       -5.6%
                 Exports (US$)                                        31.5        24.4       29.1%
                 Operating profit                                     97.1       132.8      -26.9%
                 Operating Margin                                    13.6%       17.6%
                 EBITDA (1)                                          131.3       164.2      -20.0%
                 EBITDA US$ (2)                                       15.4        17.9      -14.0%
                 ---------------------------------------------- ------------ ----------- ----------

               (1)  EBITDA: OPERATING PROFIT + DEPRECIATION AND AMORTIZATION
               (2) EBITDA US$: CALCULATED USING THE MONTHLY FIGURES IN CURRENT PESOS DIVIDED BY THE AVERAGE MONTHLY EXCHANGE RATE.



GIRSA (DIVERSIFIED PRODUCTS)

          (figures in millions of constant pesos as of March 31, 1998)

                 ---------------------------------------------- ------------------------ ----------
                                                                      1ST QUARTER            %
                                                                ------------ -----------
                                                                   1998         1997      CHANGE
                 ---------------------------------------------- ------------ ----------- ----------
                 Sales                                               735.4       737.7       -0.3%
                 Exports (US$)                                        17.9        19.9      -10.1%
                 Operating profit                                    100.3       101.1       -0.8%
                 Operating Margin                                    13.6%       13.7%
                 EBITDA (1)                                          120.0       121.2       -1.0%
                 EBITDA US$ (2)                                       14/1        13/2        6.8%
                 ---------------------------------------------- ------------ ----------- ----------

               (1)  EBITDA: OPERATING PROFIT + DEPRECIATION AND AMORTIZATION
               (2) EBITDA US$: CALCULATED USING THE MONTHLY FIGURES IN CURRENT PESOS DIVIDED BY THE AVERAGE MONTHLY EXCHANGE RATE.

                               SECOND QUARTER 1998

GIRSA (PETROCHEMICAL SECTOR)
        (figures in millions of constant pesos as of June 30, 1998)

        ------------------------- ------------ -------------------------- ------------------------ ----------
           6 MOS. ENDED JUNE           %                                        2ND QUARTER            %
        ------------- -----------                                         ------------ -----------
            1998         1997       CHANGE                                   1998         1997      CHANGE
        ------------------------- ------------ -------------------------- ------------------------ ----------
            1,555.2     1,676.2         -7.2%  Sales                           820.9       908.7       -9.7%
               67.1        38.1         15.5%  Exports (US$)                    35.7        33.7        5.9%
              281.7       317.3        -11.3%  Operating profit                181.8       182.1       -0.2%
              18.1%       18.9%                Operating Margin                22.1%       20.0%
              353.9       384.1         -7.9%  EBITDA (1)                      218.0       215.1        1.3%
               40.2        41.3         -2.7%  EBITDA US$ (2)                   24.8        23.4        5.9%
        ------------- ----------- ------------ -------------------------- ------------ ----------- ----------

          (1)  EBITDA: OPERATING PROFIT + DEPRECIATION AND AMORTIZATION
          (2) EBITDA US$: CALCULATED USING THE MONTHLY FIGURES IN CURRENT PESOS DIVIDED BY THE AVERAGE MONTHLY EXCHANGE RATE.



GIRSA (DIVERSIFIED PRODUCTS)
           (figures in millions of constant pesos as of June 30, 1998)

        ------------------------- ------------ -------------------------- ------------------------ ----------
           6 MOS. ACCUMULATED          %                                        2ND QUARTER            %
        ------------- -----------                                         ------------ -----------
            1998         1997       CHANGE                                   1998         1997      CHANGE
        ------------------------- ------------ -------------------------- ------------------------ ----------
            1,524.1     1,599.0         -4.7%  Sales                           767.1       828.9       -7.5%
               37.8        42.9        -11.9%  Exports (US$)                    19.9        19.8       -0.5%
              203.5       226.0        -10.0%  Operating profit                100.3       120.4      -16.7%
              13.1%       14.1%                Operating Margin                13.3%       14.5%
              244.3       266.0         -8.1%  EBITDA (1)                      120.9       141.2      -14.4%
               27.9        28.6         -2.5%  EBITDA US$ (2)                   13.8        15.4      -10.4%
        ------------- ----------- ------------ -------------------------- ------------ ----------- ----------

          (1)  EBITDA: OPERATING PROFIT + DEPRECIATION AND AMORTIZATION
          (2) EBITDA US$: CALCULATED USING THE MONTHLY FIGURES IN CURRENT PESOS DIVIDED BY THE AVERAGE MONTHLY EXCHANGE RATE.

                               THIRD QUARTER 1998


GIRSA (PETROCHEMICAL SECTOR)

        (figures in millions of constant pesos as of September 30, 1998)

        ------------------------- ------------ -------------------------- ------------------------ ----------
            ACCUM. TO SEPT.            %                                        3RD QUARTER            %
        ------------- -----------                                         ------------ -----------
            1998         1997       CHANGE                                   1998         1997      CHANGE
        ------------------------- ------------ -------------------------- ------------------------ ----------
            2,482.4     2,630.0         -5.6%  Sales                           871.3       893.7       -2.5%
              100.5        91.1          10.3  Exports (US$)                    33.1        33.0        0.3%
              466.2       509.1         -8.4%  Operating profit                174.4       180.5       -3.4%
              18.8%       19.4%                Operating Margin                20.1%       20.2%
              579.9       613.9         -5.5%  EBITDA (1)                      214.2       216.1       -0.9%
               62.4        64.9         -3.8%  EBITDA US$ (2)                   22.2        23.6       -6.0%
        ------------- ----------- ------------ -------------------------- ------------ ----------- ----------

          (1)  EBITDA: OPERATING PROFIT + DEPRECIATION AND AMORTIZATION
          (2) EBITDA US$: CALCULATED USING THE MONTHLY FIGURES IN CURRENT PESOS DIVIDED BY THE AVERAGE MONTHLY EXCHANGE RATE.


GIRSA (DIVERSIFIED PRODUCTS)

        (figures in millions of constant pesos as of September 30, 1998)

      --------------------------- ------------ -------------------------- ------------------------ ----------
         ACCUM. TO SEPTEMBER           %                                        3RD QUARTER            %
      --------------- -----------                                         ------------ -----------
           1998          1997       CHANGE                                   1998         1997      CHANGE
        ------------------------- ------------ -------------------------- ------------------------ ----------
            2,433.9     2,464.6         -1.2%  Sales                           855.2       808.2        5.8%
               58.0        62.9         -7.8%  Exports (US$)                    20.4        20.0        2.0%
              317.1       339.0         -6.4%  Operating profit                106.7       104.9        1.7%
              13.0%       13.8%                Operating Margin                12/4%       13.0%
              381.6       402.1         -5.9%  EBITDA (1)                      128.6       126.7        1.5%
               41.2        42.4         -2.8%  EBITDA US$ (2)                   13.4        13.8       -2.9%
      --------------- ----------- ------------ -------------------------- ------------ ----------- ----------

          (1)  EBITDA: OPERATING PROFIT + DEPRECIATION AND AMORTIZATION
          (2) EBITDA US$: CALCULATED USING THE MONTHLY FIGURES IN CURRENT PESOS DIVIDED BY THE AVERAGE MONTHLY EXCHANGE RATE.

                               FOURTH QUARTER 1998


GIRSA (PETROCHEMICAL SECTOR)

         (figures in millions of constant pesos as of December 31, 1998)

  --------------------------- ------------ ------------------------- ------------------------ -----------
      ACCUM. TO DECEMBER           %                                       4TH QUARTER            %
  ------------- -------------                                        ------------- ----------
     1998*         1997*        CHANGE                                   1998        1997       CHANGE
  --------------------------- ------------ ------------------------- ------------------------ -----------
      3,418.1       3,681.2         -6.7%  Sales                           793.0      900.1       -11.9%
        127.3         121.5          3.2%  Exports (US$)                    27.0       30.4       -11.2%
        522.8         705.7        -13.2%  Operating profit                114.9      167.4       -31.4%
        17.9%         19.2%                Operating Margin                14.8%      18.6%
        780.1         867.7        -10.9%  EBITDA (1)                      166.8      218.5       -23.6%
         78.8          87.4        -10.8%  EBITDA US$ (2)                   16.3       22.5       -27.5%
  ------------- ------------- ------------ ------------------------- ------------- ---------- -----------

          (1)  EBITDA: OPERATING PROFIT + DEPRECIATION AND AMORTIZATION
          (2) EBITDA US$: CALCULATED USING THE MONTHLY FIGURES IN CURRENT PESOS DIVIDED BY THE AVERAGE MONTHLY EXCHANGE RATE. THIS CALCULATION IS APPLICABLE TO ALL DOLLAR DENOMINATED FIGURES IN THIS EARNINGS RELEASE, WITH THE EXCEPTION OF EXPORTS.

             (*) FIGURES FOR 1997 AND 1998 ARE AUDITED


GIRSA (DIVERSIFIED PRODUCTS)

         (figures in millions of constant pesos as of December 31, 1998)

  --------------------------- ------------ ------------------------- ------------------------ -----------
      ACCUM. TO DECEMBER           %                                       4TH QUARTER            %
  ------------- -------------                                        ------------- ----------
     1998*         1997*        CHANGE                                   1998        1997       CHANGE
  --------------------------- ------------ ------------------------- ------------------------ -----------
      3,491.6       3,400.0          2.7%  Sales                           917.7      833.8        10.1%
         77.8          81.5         -4.5%  Exports (US$)                    18.9       18.6         1.6%
        455.7         443.3          2.8%  Operating profit                120.3       84.9        39.6%
        13.0%         12.9%                Operating Margin                13.0%      10.2%
        548.8         532.1          2.7%  EBITDA (1)                      145.2      106.8        35.9%
         55.5          53.4          3.9%  EBITDA US$ (2)                   14.2       11.0        29.0%
  ------------- ------------- ------------ ------------------------- ------------- ---------- -----------

          (1)  EBITDA: OPERATING PROFIT + DEPRECIATION AND AMORTIZATION

          (2) EBITDA US$: CALCULATED USING THE MONTHLY FIGURES IN CURRENT PESOS DIVIDED BY THE AVERAGE MONTHLY EXCHANGE RATE. THIS CALCULATION IS APPLICABLE TO ALL DOLLAR DENOMINATED FIGURES IN THIS EARNINGS RELEASE, WITH THE EXCEPTION OF EXPORTS.

          (*) FIGURES FOR 1997 ARE AUDITED

                                                       FIRST QUARTER 1999

GIRSA (PETROCHEMICAL SECTOR)

          (figures in millions of constant pesos as of March 31, 1999)

                 ---------------------------------------------- ------------------------ ----------
                                                                      1ST QUARTER            %
                                                                ------------ -----------
                                                                   1999         1998      CHANGE
                 ---------------------------------------------- ------------ ----------- ----------
                 Sales                                               726.4       843.6      -13.9%
                 Exports (US$)                                        27.9        31.5      -11.4%
                 Operating profit                                     85.1       114.8      -25.9%
                 Operating Margin                                    11.7%       13.6%
                 EBITDA (1)                                          127.9       155.3      -17.6%
                 EBITDA US$ (2)                                       12.8        15.4      -16.9%
                 ---------------------------------------------- ------------ ----------- ----------

               (1)  EBITDA: OPERATING PROFIT + DEPRECIATION AND AMORTIZATION
               (2) EBITDA US$: CALCULATED USING THE MONTHLY FIGURES IN CURRENT PESOS DIVIDED BY THE AVERAGE MONTHLY EXCHANGE RATE. THIS CALCULATION IS APPLICABLE TO ALL DOLLAR DENOMINATED FIGURES IN THIS EARNINGS RELEASE, WITH THE EXCEPTION OF EXPORTS.



GIRSA (DIVERSIFIED PRODUCTS)

          (figures in millions of constant pesos as of March 31, 1999)

                 ---------------------------------------------- ------------------------ ----------
                                                                      1ST QUARTER            %
                                                                ------------ -----------
                                                                   1999         1998      CHANGE
                 ---------------------------------------------- ------------ ----------- ----------
                 Sales                                               849.0       869.6       -2.4%
                 Exports (US$)                                        19.2        17.9        7.3%
                 Operating profit                                    113.8       118.6       -4.1%
                 Operating Margin                                    13.4%       13.6%
                 EBITDA (1)                                          138.2       141.9       -2.6%
                 EBITDA US$ (2)                                       13.8        14.1       -2.1%
                 ---------------------------------------------- ------------ ----------- ----------

               (1)  EBITDA: OPERATING PROFIT + DEPRECIATION AND AMORTIZATION
               (2) EBITDA US$: CALCULATED USING THE MONTHLY FIGURES IN CURRENT PESOS DIVIDED BY THE AVERAGE MONTHLY EXCHANGE RATE. THIS CALCULATION IS APPLICABLE TO ALL DOLLAR DENOMINATED FIGURES IN THIS EARNINGS RELEASE, WITH THE EXCEPTION OF EXPORTS.